## Contact

www.linkedin.com/in/
juliegriggsfourplaysocial (LinkedIn)
twitter.com/30andtweetin
(Personal)

## Top Skills

Critical Thinking

Healthcare

Mental Health

## Certifications

Physician Assistant

## Honors-Awards

Distinguished Senior Award

Judith Yannariello PhD Endowed
Scholarship

Dean's Award of Excellence for
Outstanding Service

# Julie Griggs

Co-founder of Fourplay Social | Healthcare Provider | Eternal
Optimist | Hype Woman | One Love ✌
New York, New York, United States

## Summary

A nurturer by nature and passionate about making a difference,
I earned my masters degree in Physician Assistant Studies from
Rutgers University after earning a bachelor's degree from Penn
State University. I graduated as the recipient of the Dean's Award of
Excellence for Outstanding Service, an honor given to one physician
assistant student in the program.

I started my career at a Federally Qualified Health Center providing
primary care to the medically underserved. And then, in an
unexpected plot twist, I found myself as the Co-founder of Fourplay
Social. Danielle (my best friend, co-founder, and fellow healthcare
professional) and I realized that giving single friends the opportunity
to experience dating together was the more fun, lower pressure,
and *safer* way to meet new people. Our early adopters became
Fourplay super fans and some of our biggest supporters. We're on
a mission to create a healthier experience for singles, physically,
mentally, and socially while still maintaining a fun and playful brand.

So here I am: a physician assistant turned entrepreneur. I'm scrappy,
hardworking, coachable, passionate, and unapologetically myself.
I'm also an athlete, a bookworm, a mental health advocate, a
younger sister (who acts like the older sister), a proud aunt, a loyal
friend, and the most outgoing introvert you'll ever meet. I'm on a
mission to not just do well in life, but to do GOOD.

I believe in treating people with respect and compassion, and would
love to connect with others who do the same.

_____

## Experience

Fourplay Social
Co-Founder & CEO
January 2019 - Present (5 years 1 month)

New York, New York, United States

Fourplay is a social network for single friends where users team up and double date other pairs of friend. It's the more fun, lower pressure, and safer way for singles to meet.

### Graham & Walker
Catalyst Program Batch 1
June 2022 - June 2022 (1 month)

The Graham & Walker Catalyst is a cohort-experience program that helps women startup founders succeed in VC and get fundraise-ready in two weeks. As a selectee out of hundreds of applicants, I will dive into topics ranging from investing instruments & term sheets, cap table success, dilution, co-founder equity, understanding valuation data, customer success, and more.

### Open Door Family Medical Center
Physician Assistant
September 2019 - February 2021 (1 year 6 months)
New York, United States

Physician assistant practicing primary care with the medically underserved community in New York.

## Education

### Penn State University
Bachelor of Science - BS, Health Policy & Administration · (2010 - 2014)

### Rutgers University
Master of Science - MS, Physician Assistant · (2016 - 2019)